Exhibit 99.3
ASML — Summary U.S. GAAP Consolidated Statements of Operations 1

	Three months ended,		Six months ended,
(in thousands EUR, except per share data)	Jun 29, 2008	Jun 28, 2009	Jun 29, 2008	Jun 28, 2009

Net system sales	725,586	183,259	1,545,572	284,359
Net service and field option sales	118,571	93,341	217,793	175,866

Total net sales	844,157	276,600	1,763,365	460,225

Cost of sales	506,689	242,162	1,052,271	413,425

Gross profit on sales	337,468	34,438	711,094	46,800

Research and development costs, net of credits	130,241	117,890	258,500	236,205
Selling, general and administrative costs	56,368	40,978	113,695	81,973

Income (loss) from operations	150,859	(124,430)	338,899	(271,378)

Interest income (expense)	6,372	(238)	10,573	(1,269)

Income (loss) from operations before income taxes	157,231	(124,668)	349,472	(272,647)

(Provision for) benefit from income taxes	34,746	20,715	(12,372)	51,503

Net income (loss)	191,977	(103,953)	337,100	(221,144)

Basic net income (loss) per ordinary share	0.45	(0.24)	0.78	(0.51)
Diluted net income (loss) per ordinary share [2]	0.44	(0.24)	0.78	(0.51)

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	431,221	432,454	431,412	432,283
Diluted [2]	434,585	432,454	434,819	432,283
ASML — Ratios and Other Data 1

	Three months ended,		Six months ended,
	Jun 29, 2008	Jun 28, 2009	Jun 29, 2008	Jun 28, 2009

Gross profit as a % of net sales	40.0	12.5	40.3	10.2
Income (loss) from operations as a % of net sales	17.9	(45.0)	19.2	(59.0)
Net income (loss) as a % of net sales	22.7	(37.6)	19.1	(48.1)
Shareholders’ equity as a % of total assets	49.7	47.7	49.7	47.7
Income taxes as a % of income before income taxes	22.1	(16.6)	(3.5)	(18.9)
Sales of systems (in units)	39	10	89	21
ASP of systems sales (EUR million)	18.6	18.3	17.4	13.5
Value of backlog systems (EUR million)	1,106	1,064	1,106	1,064
Backlog systems (in units)	59	43	59	43
ASP of backlog systems (EUR million)	18.8	24.7	18.8	24.7
Value of booked systems (EUR million)	632	394	944	601
Net bookings (in units)	33	15	59	23
ASP of booked systems (EUR million)	19.2	26.3	16.0	26.1
Number of payroll employees in FTEs	6,821	6,597	6,821	6,597
Number of temporary employees in FTEs	1,649	868	1,649	868

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1

(in thousands EUR)	Dec 31, 2008	Jun 28, 2009

ASSETS

Cash and cash equivalents	1,109,184	1,092,660
Accounts receivable, net	463,273	213,532
Finance receivables, net	6,225	52
Current tax assets	87,560	—
Inventories, net	999,150	926,080
Deferred tax assets	71,780	70,486
Other assets	236,077	220,258

Total current assets	2,973,249	2,523,068

Finance receivables, net	31,030	20,609
Deferred tax assets	148,133	198,867
Other assets	88,197	53,764
Goodwill	131,453	134,536
Other intangible assets, net	26,692	22,300
Property, plant and equipment, net	540,640	591,917

Total non-current assets	966,145	1,021,993

Total assets	3,939,394	3,545,061

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,008,343	940,918
Long-term debt	647,050	651,917
Deferred and other tax liabilities	209,699	200,578
Provisions	15,495	14,790
Accrued liabilities and other liabilities	70,038	45,618

Total non-current liabilities	942,282	912,903

Total liabilities	1,950,625	1,853,821

Shareholders’ equity	1,988,769	1,691,240

Total liabilities and shareholders’ equity	3,939,394	3,545,061

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1

	Three months ended,		Six months ended,
(in thousands EUR)	Jun 29, 2008	Jun 28, 2009	Jun 29, 2008	Jun 28, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	191,977	(103,953)	337,100	(221,144)

Depreciation and amortization	26,452	31,660	55,477	69,536
Impairment	93	4,387	1,644	6,979
Loss on disposals of property, plant and equipment	1,311	8,699	2,414	11,338
Share-based payments	3,109	2,581	6,676	6,093
Allowance for doubtful debts	(647)	1,177	(107)	1,164
Allowance for obsolete inventory	11,790	43,897	32,556	66,032
Deferred income taxes	(54,457)	(31,211)	(33,868)	(58,234)
Change in assets and liabilities	(49,651)	113,798	(4,563)	271,512

Net cash provided by operating activities	129,977	71,035	397,329	153,276

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(65,441)	(43,336)	(120,473)	(87,240)
Proceeds from sale of property, plant and equipment	—	—	—	1,200

Net cash used in investing activities	(65,441)	(43,336)	(120,473)	(86,040)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividend paid	(107,447)	(86,486)	(107,447)	(86,486)
Purchase of shares in conjunction with share-based payment plans	—	—	(87,605)	—
Net proceeds from issuance of shares and stock options	552	429	3,527	532
Excess tax benefits from stock options	5,969	469	5,973	248
Net proceeds from other long-term debt	—	32	—	32
Redemption and/or repayment of debt	—	(9)	—	(9)

Net cash used in financing activities	(100,926)	(85,565)	(185,552)	(85,683)

Net cash flows	(36,390)	(57,866)	91,304	(18,447)

Effect of changes in exchange rates on cash	144	(484)	(2,042)	1,923

Net increase (decrease) in cash & cash equivalents	(36,246)	(58,350)	89,262	(16,524)

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Operations 1

	Three months ended,
	Jun 29,	Sep 28,	Dec 31,	Mar 29,	Jun 28,
(in millions EUR, except per share data)	2008	2008	2008	2009	2009

Net system sales	725.6	590.7	380.5	101.1	183.3
Net service and field option sales	118.6	105.8	113.3	82.5	93.3

Total net sales	844.2	696.5	493.8	183.6	276.6

Cost of sales	506.7	431.1	454.8	171.2	242.2

Gross profit on sales	337.5	265.4	39.0	12.4	34.4

Research and development costs, net of credits	130.2	130.2	127.5	118.3	117.9
Selling, general and administrative costs	56.4	51.9	46.7	41.0	41.0

Income (loss) from operations	150.9	83.3	(135.2)	(146.9)	(124.5)

Interest income (expense)	6.4	7.1	5.0	(1.1)	(0.2)

Income (loss) from operations before income taxes	157.3	90.4	(130.2)	(148.0)	(124.7)

(Provision for) benefit from income taxes	34.7	(17.1)	42.2	30.8	20.7

Net income (loss)	192.0	73.3	(88.0)	(117.2)	(104.0)

Basic net income (loss) per ordinary share	0.45	0.17	(0.20)	(0.27)	(0.24)
Diluted net income (loss) per ordinary share [2]	0.44	0.17	(0.20)	(0.27)	(0.24)

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	431,221	431,672	431,989	432,112	432,454
Diluted [2]	434,585	434,491	431,989	432,112	432,454
ASML — Quarterly Summary Ratios and other data 1

	Three months ended,
	Jun 29,	Sep 28,	Dec 31,	Mar 29,	Jun 28,
	2008	2008	2008	2009	2009

Gross profit as a % of net sales	40.0	38.1	7.9	6.7	12.5
Income (loss) from operations as a % of net sales	17.9	12.0	(27.4)	(80.0)	(45.0)
Net income (loss) as a % of net sales	22.7	10.5	(17.8)	(63.8)	(37.6)
Shareholders’ equity as a % of total assets	49.7	50.3	50.5	48.0	47.7
Income taxes as a % of income before income taxes	22.1	(18.9)	(32.4)	(20.8)	(16.6)
Sales of systems (in units)	39	37	25	11	10
ASP of system sales (EUR million)	18.6	16.0	15.2	9.2	18.3
Value of backlog systems (EUR million)	1,106	1,028	755	853	1,064
Backlog systems (in units)	59	53	41	38	43
ASP of backlog systems (EUR million)	18.8	19.4	18.4	22.4	24.7
Value of booked systems (EUR million)	632	498	127	207	394
Net bookings (in units)	33	31	13	8	15
ASP of booked systems (EUR million)	19.2	16.1	9.8	25.8	26.3
Number of payroll employees in FTEs	6,821	6,907	6,930	6,715	6,597
Number of temporary employees in FTEs	1,649	1,610	1,329	959	868

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1

	Jun 29,	Sep 28,	Dec 31,	Mar 29,	Jun 28,
(in millions EUR)	2008	2008	2008	2009	2009

ASSETS
Cash and cash equivalents	1,360.9	1,313.0	1,109.2	1,151.0	1,092.7
Accounts receivable, net	516.7	536.1	463.3	291.6	213.5
Finance receivables, net	0.2	7.4	6.2	6.2	0.1
Current tax assets	—	—	87.6	—	—
Inventories, net	1,130.2	1,134.0	999.1	936.8	926.1
Deferred tax assets	69.8	82.8	71.8	74.9	70.5
Other assets	262.2	261.4	236.1	240.6	220.2

Total current assets	3,340.0	3,334.7	2,973.3	2,701.1	2,523.1

Finance receivables, net	—	30.7	31.0	29.2	20.6
Deferred tax assets	157.7	139.4	148.1	173.2	198.9
Other assets	39.3	50.6	88.2	89.5	53.8
Goodwill	119.8	129.2	131.5	139.7	134.5
Other intangible assets, net	30.1	28.8	26.7	25.6	22.3
Property, plant and equipment, net	458.1	503.1	540.6	586.6	591.9

Total non-current assets	805.0	881.8	966.1	1,043.8	1,022.0

Total assets	4,145.0	4,216.5	3,939.4	3,744.9	3,545.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,247.3	1,273.0	1,008.3	1,017.5	940.9
Long-term debt	591.6	596.7	647.1	661.4	651.9
Deferred and other tax liabilities	227.0	215.2	209.7	204.9	200.6
Provisions	—	—	15.5	16.9	14.8
Accrued liabilities and other liabilities	18.5	8.8	70.0	48.2	45.6

Total non-current liabilities	837.1	820.7	942.3	931.4	912.9

Total liabilities	2,084.4	2,093.7	1,950.6	1,948.9	1,853.8

Shareholders’ equity	2,060.6	2,122.8	1,988.8	1,796.0	1,691.3

Total liabilities and shareholders’ equity	4,145.0	4,216.5	3,939.4	3,744.9	3,545.1

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1

	Three months ended,
	Jun 29,	Sep 28,	Dec 31,	Mar 29,	Jun 28,
(in millions EUR)	2008	2008	2008	2009	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	192.0	73.3	(88.0)	(117.2)	(104.0)

Depreciation and amortization	26.5	28.6	35.1	37.9	31.6
Impairment	0.1	0.6	22.9	2.6	4.4
Loss on disposals of property, plant and equipment	1.3	1.4	0.4	2.6	8.7
Share-based payments	3.1	3.7	3.2	3.5	2.6
Allowance for doubtful debts	(0.6)	(0.2)	0.5	—	1.2
Allowance for obsolete inventory	11.8	21.3	85.8	22.1	43.9
Deferred income taxes	(54.5)	2.4	(2.7)	(27.0)	(31.2)
Change in assets and liabilities	(49.7)	(110.2)	(194.6)	157.7	113.8

Net cash provided by (used in) operating activities	130.0	20.9	(137.4)	82.2	71.0

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(65.5)	(68.3)	(71.1)	(43.9)	(43.3)
Proceeds from sale of property, plant and equipment	—	—	—	1.2	—

Net cash used in investing activities	(65.5)	(68.3)	(71.1)	(42.7)	(43.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(107.4)	(0.4)	—	—	(86.5)
Net proceeds from issuance of shares and stock options	0.5	1.4	6.5	0.1	0.4
Excess tax benefits (deficiencies) from stock options	6.0	(1.9)	(1.9)	(0.2)	0.5
Net proceeds from other long-term debt	—	—	—	—	0.1
Redemption and/or repayment of debt	—	(1.3)	(1.1)	—	—

Net cash provided by (used in) financing activities	(100.9)	(2.2)	3.5	(0.1)	(85.5)

Net cash flows	(36.4)	(49.6)	(205.0)	39.4	(57.8)

Effect of changes in exchange rates on cash	0.2	1.7	1.2	2.4	(0.5)

Net increase (decrease) in cash & cash equivalents	(36.2)	(47.9)	(203.8)	41.8	(58.3)

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements
Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranties is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranties are recognized when they occur.
Foreign currency risk management
The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.
It is the Company’s policy to hedge material transaction exposures, such as sales transactions, forecasted purchase transactions and accounts receivable/accounts payable. The Company hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forward contracts is aimed at reflecting the likelihood of the transactions occurring.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.
As of June 28, 2009 EUR 36.9 million loss of other comprehensive income, net of taxes, represents the total anticipated loss to be charged to net sales, and EUR 1.2 million gain represents the total anticipated gain to be released to cost of sales when the forecasted revenue and purchase transactions occur.
ASML — Reconciliation U.S. GAAP — IFRS 1
Net income

	Three months ended,		Six months ended,
(in thousands EUR)	Jun 29, 2008	Jun 28, 2009	Jun 29, 2008	Jun 28, 2009

Net income (loss) under U.S. GAAP	191,977	(103,953)	337,100	(221,144)
Share-based payments (see Note 1)	245	1,396	(518)	897
Capitalization of development costs (see Note 2)	18,649	21,760	40,330	33,275
Income taxes (see Note 3)	(380)	(458)	39	(2,058)

Net income (loss) under IFRS	210,491	(81,255)	376,951	(189,030)
Shareholders’ equity

	Jun 29,	Sep 28,	Dec 31,	Mar 29,	Jun 28,
(in thousands EUR)	2008	2008	2008	2009	2009

Shareholders’ equity under U.S. GAAP	2,060,575	2,122,848	1,988,769	1,795,951	1,691,240
Share-based payments (see Note 1)	(3,266)	(7,904)	(6,537)	(7,088)	(4,918)
Capitalization of development costs (see Note 2)	176,818	193,780	201,717	215,452	235,945
Income taxes (see Note 3)	8,478	5,969	4,794	3,361	2,797

Shareholders’ equity under IFRS	2,242,605	2,314,693	2,188,743	2,007,676	1,925,064
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRSs, a deferred tax asset is computed on the basis of the tax deduction for the share-based payments every period under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.
As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. SFAS 123(R)’s general principle is that a deferred tax asset is established as the Company recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.

Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production. In 2008, we recognized an impairment charge for an amount of EUR 18.3 million.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.
Note 3 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which deferred taxes must be recognized on consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which prepaid taxes must be recognized on consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s tax jurisdiction.
Statutory Interim Report
On July 24, 2009 ASML will publish its Statutory Interim Report for the six months period ended June 28, 2009. This report is in accordance with the requirements of the EU Transparency Directive and will include an Interim Management Board Report, a Managing Directors’ Statement and Consolidated Condensed Interim Financial Statements in accordance with IAS 34, “Interim Financial Reporting”. The EU Transparency Directive is applicable for all listed companies as of January 1, 2009. The Statutory Interim Report for the six months period ended June 28, 2009 will be available online at www.asml.com.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, credit market deterioration on consumer confidence which could affect our customers, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	All quarterly information in this press release is unaudited.

[2]	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans for periods in which exercises would have a dilutive effect, the calculation of diluted net income per ordinary share does not assume exercise of such options when such exercises would be antidilutive.